March 18, 2010

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Petroflow Energy Ltd. Form 40-F for the Fiscal Year Ended December 31, 2008 Filed April 29, 2008 Response letter dated July 22, 2009 File No. 1-34100

Dear Mr. Schwall:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated September 10, 2009, regarding the Annual Report on Form 40-F filed by Petroflow Energy Ltd. (the “Company”) for the fiscal year ended December 31, 2008 (the “Form 40-F”).  To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in italic text and have provided our responses immediately following each numbered comment.
Form 40-F for the Fiscal Year Ended December 31, 2008

General

Question #1:

We note your response to prior comment one. To be eligible to use Form 40-F, a registrant must have a public float greater than or equal to $75,000,000 as of a date within sixty days of the date of filing, not the end of the registrant’s fiscal year, as your response suggests.

The highest closing price for your common shares within sixty days of April 28, 2009, the date you filed the Form 40-F, appears to be $1.45 per share, the closing price on March 24, 2009. In your information circular dated April 27, 2009 and filed on SEDAR the same day, you disclose 29,528,994 outstanding common shares. Therefore, it appears that your total market capitalization on April 28 was approximately $42,817,041.

Further, shares held by affiliates are not counted in the public float calculation. “Affiliate” is defined in Form 40-F as a holder of more than ten percent of a registrant’s outstanding equity shares. It appears from your management information circular that Mr. Ibbotson holds 17.9% of your common shares and Mr. Conrad holders 12% of your common shares. Therefore, your public float on March 24, 2009 was $30,014,746. Therefore, you were not eligible to file on Form 40-F. Refile on a form that you are eligible to use or explain in sufficient detail why you believe you are eligible to use Form 40-F.

Response to Question #1: Based on conversations with the Staff, the Company has agreed to refile the Form 40-F on Form 20-F contemporaneously with filing the Company’s Form 20-F for the fiscal year ended December 31, 2009 or shortly thereafter.

Exhibit 99.2 Management’s Discussion and Analysis

Liquidity and Capital Resources, page 14

Question #2:

We note your response to prior comment number three from our letter dated June 23, 2009. Provide us, as supplemental information, a schedule comparing projected development costs, by year and in total for 2009 through 2011, per your constant prices and costs reserve report to amounts budgeted, as of December 31, 2008, for development expenditures for the same periods.

Response to Question #2: The Company will provide supplementally its working papers reflecting its projected development costs up to the end of 2009. The Company does not project development costs past one year and those projects are based on the reserve report prepared by Haas Petroleum Engineering Services Inc. (Haas) that we will also provide to the Staff on a supplemental basis.  The supplemental materials will not be filed electronically and are qualified in all respects by our response in this letter. The supplemental materials and the information contained therein remain the property of the Company. We request that at the conclusion of the Commission’s comment process, the Staff return all copies of the supplemental materials to the Company. The Company believes that the public disclosure of its working papers would cause substantial competitive harm to us, as determined pursuant to the standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (“FOIA”) (5 U.S.C. 552(b)(4) and Rule 80(b)(4) (17 C.F.R. 200.80(b)(4)) thereunder). Accordingly, the return of the supplemental materials is consistent with the protection of investors and shareholders of the Company and the provisions of FOIA.

Question #3:

Disclosure in your interim financial statements for the periods ended March 31 and June 30, 2009 indicates that you are faced with a number of uncertainties which could impact your ability to continue as a going concern, and that there can be no assurance that the steps you are taking to address those uncertainties will be successful. In view of these uncertainties surrounding your ability to continue as a going concern, tell us where you have included revenue from future production of proved undeveloped reserves in your ceiling tests at March 31 and June 30, 2009. If so, explain to us, in detail, why you believe that, given the uncertainties surrounding your ability to continue as a going concern, there is sufficient certainty regarding the development of these reserves to consider them proved.

Response to Question #3: In accordance with Canadian GAAP, we had included revenue from future production of proved undeveloped reserves in our ceiling test at March 31 and June 30, 2009.

Per CICA Handbook AcG-16, “Only proved reserves should be included in estimating future cash flows for the purpose of determining whether cost centre impairment should be recognized. Proved reserves are estimated using estimated future prices and costs. There is at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves. Depending upon their status of development, such proved reserves are subdivided into proved developed reserves and proved undeveloped reserves.” As such, “Proved undeveloped reserves are proved reserves that are expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production”.

Therefore, even though the Company disclosed a going concern note, the Company continued to prepare its financial statements on the assumption that it was a going concern rather than on a liquidation basis. The note was an appropriate disclosure of risk that the Company believed was prudent to disclose to its shareholders and investors, but the Company has historically been able to fund operations through a combination of cash flow, debt, new equity financing, farm-outs or other similar arrangements and believed it would continue to do so in the future. The Company believed it would continue operations and would be able to realize assets and discharge its liabilities in normal course of operations, therefore, including undeveloped reserves was appropriate. The Company has previously announced that it has retained Rivington Capital Advisors to explore strategic alternatives to meet the Company’s future funding requirements, including raising capital, in a manner that best serves the shareholder.

Work papers will be submitted “supplementally” and we request that at the conclusion of the Commission’s comment process, the Staff return all copies of thesupplemental materials to the Company. The Company believes that the public disclosure of its working papers would cause substantial competitive harm based on the criteria discussed above.

In closing, the Company acknowledges that;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further question, please contact the undersigned.

Yours very truly,

PETROFLOW ENERGY LTD.